Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, British Columbia V6C 2B5

Item 2 Date of Material Change

May 14, 2017

Item 3 News Release

A news release dated May 15, 2017 was issued through CNW on May 15, 2017.

Item 4 Summary of Material Change

On May 14, 2017, Eldorado entered into an arrangement agreement (the “Arrangement Agreement”) with Integra Gold Corp. (“Integra”) pursuant to which Eldorado will acquire all of the issued and outstanding common shares of Integra that it does not currently own, by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

Item 5.1 Full Description of Material Change

Pursuant to the Arrangement, Eldorado will acquire all of the issued and outstanding common shares of Integra that it does not currently own. Under the Arrangement, shareholders of Integra will be entitled to receive, at their option, for each Integra share they own either: (i) 0.24250 Eldorado shares; (ii) C$1.21250 in cash (in both (i) and (ii) subject to pro ration); or (iii) 0.18188 of an Eldorado share and C$0.30313 in cash. The maximum number of shares issuable by Eldorado under the Arrangement will be approximately 77 million (based on the number of Integra shares outstanding less Integra shares currently owned by Eldorado). The maximum amount of cash payable by Eldorado under the Arrangement will be approximately C$129 million equal to 25% of the total consideration. The total transaction value is approximately C$590 million, inclusive of Integra shares held by Eldorado.

The Arrangement will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval by Integra shareholders at a special meeting of Integra shareholders by:

  at least 66⅔% of the votes cast by all the shareholders of Integra; and
  a simple majority of the votes cast by the shareholders of Integra, excluding votes from certain shareholders, including Eldorado, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

In addition to shareholder approval by Integra shareholders, the Arrangement is also subject to the receipt of certain regulatory, court and stock exchange approvals, and other closing conditions customary in transactions of this nature. It is anticipated that the special meeting of Integra shareholders will be held in July 2017.

The Arrangement Agreement includes customary provisions, including non-solicitation of alternative transactions, a right to match superior proposals in favor of Eldorado and fiduciary-out provisions. Integra has agreed to pay a termination fee of approximately C$18 million to Eldorado upon the occurrence of certain termination events.

Both companies’ Boards of Directors have determined that the proposed transaction is fair to their respective shareholders and in the best interests of their respective companies based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the proposed Arrangement and the Integra Board of Directors unanimously recommends that its shareholders vote in favour of the transaction. GMP Securities L.P. has provided a fairness opinion to the Board of Directors of Eldorado, Raymond James Ltd. has provided a fairness opinion to the Board of Directors of Integra and BMO Nesbitt Burns has provided a fairness opinion to the Special Committee of Integra. Each of the directors and senior officers of Integra have agreed to vote in favour of the transaction.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Dawn Moss, Executive Vice President Administration

(604) 601-6655 (phone)

Item 9 Date of Report

May 19, 2017

Forward-looking Information

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s proposed acquisition of all the shares that it does not already own of Integra.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including the ability to acquire the shares that it does not already own in Integra, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and the impact of the acquisition on the Company’s business. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to acquire the Integra shares that it does not already own, the ability to obtain approval from the shareholders of Integra, political, economic, environmental and permitting risks, regulatory restrictions, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries; mining operational and development risks, litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, and impact on the Company of the completion of the sale of our Chinese interests; changes in the use of proceeds; currency fluctuations; speculative nature of gold exploration, global economic climate; dilution, share price volatility; competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2017.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.